EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

	(dollars in millions)
Years Ended December 31,	2008	2007	2006	2005	2004
Income before provision for income taxes, discontinued operations, extraordinary item and cumulative effect of accounting change	$15,914	$14,545	$12,192	$11,449	$10,306

Equity in earnings of unconsolidated businesses	(567)	(585)	(773)	(686)	(1,690)
Dividends from unconsolidated businesses	779	2,571	42	2,335	162
Interest expense (1)	1,819	1,829	2,349	2,129	2,336
Portion of rent expense representing interest	612	571	530	511	449
Amortization of capitalized interest	125	115	112	108	104

Income, as adjusted	$18,682	$19,046	$14,452	$15,846	$11,667

Fixed charges:
Interest expense (1)	$1,819	$1,829	$2,349	$2,129	$2,336
Portion of rent expense representing interest	612	571	530	511	449
Capitalized interest	747	429	462	352	177
Preferred stock dividend requirement (2)	—	—	2	9	8

Fixed Charges	$3,178	$2,829	$3,343	$3,001	$2,970

Ratio of Earnings to Fixed Charges	5.88	6.73	4.32	5.28	3.93

(1)

On January 1, 2007, Verizon adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (see Notes 1 and 16 of the Consolidated Financial Statements in this annual report on Form 10-K). Our policy is to classify interest expense recognized on uncertain tax positions as income tax expense. We have excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges.

(2)	On January 15, 2006, Verizon redeemed $100 million Verizon International Holding Ltd. Series A variable term voting cumulative preferred stock and paid holders the last dividend on that stock.